August 12, 2005

VIA EDGAR SUBMISSION

Steve Williams

Stephen Krikorian

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:

NetIQ Corporation

Form 10-K: For the Fiscal Year Ended June 30, 2004, Filed

September 10, 2004 (“Form 10-K”)

Form 10-Q: For the Fiscal Period Ended September 30, 2004,

Filed November 5, 2004

Form 10-Q: For the Fiscal Period Ended December 31, 2004,

Filed February 4, 2005 Form 10-Q:

For the Fiscal Period Ended March 31, 2005,

Filed May 6, 2005

File No. 000-26757

Dear Mr. Williams and Mr. Krikorian:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated July 1, 2005 (the “Comment Letter”) regarding the above-referenced filings of NetIQ Corporation (the “Company”). On behalf of the Company, I apologize for the delay in the Company’s response to the Comment Letter, but as the Comment Letter was addressed to James Barth, who is no longer at the Company, it was not received by the Company, and only came to my attention on August 4th, when you placed your telephone call to our Chief Accounting Officer, Ken Long.

Set forth below are responses to the Staff’s comments numbered 1 through 2, as set forth in the Comment Letter. Page references in the Company’s responses below correspond to the page numbers in the Company’s Form 10-K filed September 10, 2004.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2004

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

1.	We note from information in your proxy statement that your CEO agreed to forgo receiving a salary and bonus for fiscal years 2004 and 2005 in lieu of receiving stock based compensation. Tell us what consideration you gave to discussing the impact of the forgone salary in the MD&A section of your Fiscal 2004 Form 10-K.

The Company supplementally advises the Staff that the Company believes the impact of the foregone salary is immaterial, as the foregone base salary and target bonus represents approximately 0.3% of the Company’s total operating expenses for fiscal 2004. As noted in the Comment Letter, the CEO’s compensation structure, including the forgone salary, was disclosed in the Company’s proxy statement for its 2004 annual stockholder meeting. The Company confirms that it will consider the Staff’s comment above in drafting its Fiscal 2005 Form 10-K.

Item 9A. Controls and Procedures, page 42

2.	We note your statements that “controls and procedures, no matter how well designed and operated, are subject to inherent limitations” and “disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives”. Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

The Company notes the Staff’s comment and confirms that it will draft Item 9A of its Fiscal 2005 Form 10-K to comply with the Staff’s comment above.

In connection with the responses set forth above, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. Please do not hesitate to call me at (408) 856-3101 if you have any questions or would like any additional information with respect to the foregoing.

Very truly yours,

By:	/s/ Richard H. Van Hoesen
Richard H. Van Hoesen Senior Vice President and Chief Financial Officer NetIQ Corporation

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